 **AMSTEEL CORPORATION BERHAD** (20667-M)

A Member of The Lion Group





05005126

17 December 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL


SEC MAIL PROCESSING
RECEIVED
JAN 0 3 2005
WASH. D.C. 185 SECTION

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 16 December 2004, Re: Amsteel Corporation Berhad ("ACB") - Debt and Corporate Restructuring Exercise of ACB and its subsidiaries 1) Proposed variation to: 1.1) Redemption date of the zero-coupon redeemable secured RM denominated bonds; and 1.2) Repayment date of the zero-coupon redeemable secured USD denominated consolidated and rescheduled debts; and 2) Proposed variation to the calculation for penalty interest for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

PROCESSED
JAN 12 2005
THOMSON FINANCIAL

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

General Announcement

Ownership transfer to AMSTEEL/EDMS/KLSE on 16/12/2004 06:51:48 PM

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : AMSTEEL CORPORATION BERHAD
* Stock name : AMSTEEL
* Stock code : 2712
* Contact person : CHAN POH LAN
* Designation : SECRETARY

* Type : ● Announcement ○ Reply to query

* Subject :

AMSTEEL CORPORATION BERHAD ("ACB")

DEBT AND CORPORATE RESTRUCTURING EXERCISE OF ACB AND ITS SUBSIDIARIES

1. PROPOSED VARIATION TO:

1.1 REDEMPTION DATE OF THE ZERO-COUPON REDEEMABLE SECURED RM DENOMINATED BONDS ("BONDS"); AND

1.2 REPAYMENT DATE OF THE ZERO-COUPON REDEEMABLE SECURED USD DENOMINATED CONSOLIDATED AND RESCHEDULED DEBTS ("SPV DEBTS");

2. PROPOSED VARIATION TO THE CALCULATION FOR PENALTY INTEREST

* Contents :-

Reference is made to the announcement by ACB on 23 November 2004 regarding the issuance of notices of meetings dated 22 November 2004 to the holders of the Bonds ("Bondholders") and holders of the SPV Debts ("SPV Debt Holders") to seek, amongst others, the approval of the relevant Bondholders and relevant SPV Debt Holders to:

1. vary the redemption/repayment date for the Bonds/SPV Debts on 31 December 2004 ("Proposed Variation to Redemption/Repayment Date"); and

2. vary the calculation for the penalty interest ("Proposed Variation to the Calculation for Penalty Interest")

(the Proposed Variation to Redemption/Repayment Date and the Proposed Variation to the Calculation for Penalty Interest shall collectively be referred to as the "Proposed Variation").

The Board of Directors of ACB wishes to announce that at the meetings of the Bondholders and SPV Debt Holders held earlier today, all the resolutions tabled thereat in relation to the Proposed Variation were duly passed. ACB has also obtained the approval of Bank Negara Malaysia for the Proposed

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

16 DEC 2004

Variation.

The outstanding approval for the Proposed Variation is that of the Securities Commission.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)



Secretary

16 DEC 2004